UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission File Number: 1-16463
PEABODY WESTERN-UMWA 401(K) PLAN
Full title of the plan
PEABODY ENERGY CORPORATION
701 Market Street, St. Louis, Missouri 63101-1826

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Peabody Western-UMWA 401(k) Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2007 and 2006
Exhibit 23 — Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Defined Contribution Administrative Committee
We have audited the accompanying statements of net assets available for benefits of the Peabody Western-UMWA 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
St. Louis, Missouri
June 25, 2008

Peabody Western-UMWA 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets:
Investments, at fair value:
Investments in mutual funds	$9,020,139	$8,617,184
Investment in common/collective trust	933,186	870,003
Investment in Peabody Energy Stock Fund	659,535	846,079
Investment in Patriot Coal Stock Fund	54,845	—
Participant notes receivable	630,999	673,744

Net assets, at fair value	11,298,704	11,007,010

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,061)	8,372

Net assets available for benefits	$11,291,643	$11,015,382

See accompanying notes.

Peabody Western-UMWA 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2007	2006
Additions:
Interest and dividends	$781,303	$654,238
Net realized and unrealized appreciation of investments	299,650	442,301

Net investment income	1,080,953	1,096,539

Contributions:
Employee	655,390	794,865
Employer	5,929	6,285
Rollover	—	32,289

Total contributions	661,319	833,439

Total additions	1,742,272	1,929,978

Deductions:
Withdrawals by participants	(1,464,457)	(1,531,119)
Administrative expenses	(1,554)	(1,175)

Total deductions	(1,466,011)	(1,532,294)

Net increase in net assets available for benefits	276,261	397,684
Net assets available for benefits at beginning of year	11,015,382	10,617,698

Net assets available for benefits at end of year	$11,291,643	$11,015,382

See accompanying notes.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
1. Description of the Plan
The following description of the Peabody Western-UMWA 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan and participation in the Plan is voluntary. Employees of Peabody Western Coal Company, Big Sky Coal Company, and Seneca Coal Company (collectively, the Employers) who are members of the United Mine Workers of America (UMWA) collective bargaining unit covered by the Western Surface Agreement are eligible for participation on the date of their employment. The Employers are indirect, wholly-owned subsidiaries of Peabody Energy Corporation (Peabody). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
On October 12, 2007, Peabody’s Board of Directors approved a spin-off of portions of its Eastern U.S. Mining operations business segment through a dividend of all outstanding shares of Patriot Coal Corporation (Patriot). Prior to the spin-off, Peabody received a private letter ruling on the tax-free nature of the transaction from the Internal Revenue Service (IRS). Patriot stock was distributed to the Peabody stockholders at a ratio of one share of Patriot stock for every 10 shares of Peabody stock held on the record date of October 22, 2007. Likewise, all Plan participants holding Peabody stock in their accounts at the close of business on the record date received similar pro rata distributions.
The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.
Contributions
Each year participants may contribute on a pre-tax basis any whole percentage from 2% to 50% of eligible compensation, as defined in the Plan. Participants may rollover account balances from other qualified defined benefit or defined contribution plans. Additionally, participants may defer the cash equivalent of up to 10 employee benefit days per calendar year. The Employers make matching contributions to the Plan on behalf of all qualified participants. The amount of matching contributions for each qualified participant is 25% of the cash equivalent of employee benefit days that a participant defers.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
1. Description of the Plan (continued)
Participants direct the investment of employee and employer matching contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the IRS.
In the calendar year that a participant is age 50 or older and each year thereafter, certain participants are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan and the IRS, subject to certain limitations.
Vesting
Participants are vested immediately in their own contributions, employer matching contributions and the actual earnings thereon.
Participant Loans
Participants may borrow up to 50% of their vested account balance subject to minimum and maximum amounts of $1,000 and $50,000, respectively. The loan is secured by the balance in the participant’s account and bears interest at the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus an additional 1%. Principal and interest are paid ratably through payroll deductions. Only one loan may be outstanding at a time.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the employer contributions, and plan earnings. The benefit to which a participant is entitled is the vested balance of the participant’s account.
Payment of Benefits
Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment. Participants may elect to receive their distribution as either a lump-sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.
Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their account balance. Withdrawals in cases of hardship are also permitted, as defined in the Plan.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
1. Description of the Plan (continued)
Plan Termination
The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Participants’ accounts remain fully vested upon termination of the Plan. Currently, the Employers have no intention to terminate the Plan.
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Employer. Participants are required to pay their own loan fees.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Value of Investments and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in the common/collective trust are valued at net asset value at year-end. The Peabody Energy Stock Fund and the Patriot Coal Stock Fund are valued at their year-end unit closing price (comprised of year-end market price plus uninvested cash position, if any). Participant loans are valued at cost, which approximates market value.
As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Vanguard Retirement Savings Trust). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
Value of Investments and Income Recognition (continued)
collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Vanguard Retirement Savings Trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefit distributions are recorded when paid.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Plan Sponsor is currently evaluating the effect that the provisions of SFAS No. 157 will have on the Plan’s financial statements.
3. Related Party Transactions
The Plan invests in shares of mutual funds managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody and Patriot stocks, through the Peabody Energy Stock Fund and the Patriot Coal Stock Fund, respectively, which are permitted parties-in-interest transactions.

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
4. Investments
The following table represents the appreciation (depreciation) in fair value, as determined by quoted market prices, of the Plan’s investments, including those purchased, sold or held during the year.

	Years ended December 31,
	2007	2006
Mutual funds	$(67,137)	$529,619
Peabody Energy Stock Fund	342,301	(87,318)
Patriot Coal Stock Fund	24,486	—

	$299,650	$442,301

Investments representing 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2007	2006
Mutual funds:
Vanguard Explorer Fund	$2,142,295	$1,885,294
Vanguard PRIMECAP Fund	1,775,750	1,771,591
Vanguard Windsor II Fund	1,630,500	1,662,996
Vanguard International Growth Fund	1,234,449	1,111,190
Vanguard Total Bond Market Index Fund	669,208	617,462
Common/collective trust:
Vanguard Retirement Savings Trust	933,186	870,003
Peabody Energy Stock Fund	659,535	846,079

Peabody Western-UMWA 401(k) Plan
Notes to Financial Statements
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$11,291,643	$11,015,382

Adjustment from contract value to fair value for fully benefit-responsive contracts	7,061	(8,372)

Net assets available for benefits per the Form 5500	$11,298,704	$11,007,010

6. Income Tax Status
The Plan received a determination letter from the IRS dated August 6, 2007, stating that the Plan was qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation. The Plan was amended subsequent to the IRS determination letter. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. Once qualified, the Plan was required to operate in conformity with the Code to maintain its qualification. The Plan’s sponsor has indicated that it will take the necessary steps to maintain the Plan’s qualified status.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Peabody Western-UMWA 401(k) Plan
Employer ID #86-0766626
Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of Issue	Description of Investment Type	Current Value

Vanguard Explorer Fund*	30,093 shares of mutual fund	$2,142,295
Vanguard PRIMECAP Fund*	24,646 shares of mutual fund	1,775,750
Vanguard Windsor II Fund*	52,159 shares of mutual fund	1,630,500
Vanguard International Growth Fund*	49,736 shares of mutual fund	1,234,449
Vanguard Total Bond Market Index Fund*	65,867 shares of mutual fund	669,208
Vanguard Emerging Markets Stock Index*	762 shares of mutual fund	25,246
Vanguard Target Retirement Income Fund*	1,601 shares of mutual fund	17,822
Delaware International Value Equity Fund*	270 shares of mutual fund	4,166
Vanguard 500 Index Fund*	1 share of mutual fund	143
Vanguard Target Retirement 2005 Fund*	11,144 shares of mutual fund	133,946
Vanguard Target Retirement 2010 Fund*	8,892 shares of mutual fund	205,052
Vanguard Target Retirement 2015 Fund*	29,774 shares of mutual fund	388,845
Vanguard Target Retirement 2020 Fund*	21,776 shares of mutual fund	511,085
Vanguard Target Retirement 2025 Fund*	14,579 shares of mutual fund	200,026
Vanguard Target Retirement 2030 Fund*	2,119 shares of mutual fund	50,566
Vanguard Target Retirement 2040 Fund*	281 shares of mutual fund	6,671
Vanguard Target Retirement 2045 Fund*	1,615 shares of mutual fund	24,369
Vanguard Retirement Savings Trust*	926,125 shares of common/collective trust	933,186
Peabody Energy Stock Fund*	6,418 units of stock fund	659,535
Patriot Coal Stock Fund*	4,928 units of stock fund	54,845
Various participants*	Participant notes receivable, interest rates from 5.0% 9.25%, maturities through November 25, 2015	630,999

		$11,298,704

*	Party-in-interest

SIGNATURE
Peabody Western-UMWA 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Western-UMWA 401(k) Plan
Date: June 27, 2008	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation Executive Vice President and Chief Administrative Officer

EXHIBIT INDEX
The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.